August 18, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins Kari Jin Christine Davis

Re:	NexCen Brands, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 21, 2008 Form 8-K Filed on March 14, 2008 File No. 0-27707

Ladies and Gentlemen:

I am General Counsel for NexCen Brands, Inc., a Delaware corporation (the “Company”). We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your supplemental letter dated August 4, 2008, with respect to the Company’s above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on March 21, 2008 (the “Form 10-K”) and the Current Report on Form 8-K filed on March 14, 2008 (the “Form 8-K”).

Set forth below are the Staff’s comments, indicated in bold, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K or the Form 8-K, respectively. We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	Please tell us when you intend to file your Form 10-K/A for the fiscal year ended December 31, 2007. Please note that upon filing of your Form 10-K/A we may have additional comments.

As previously disclosed in a Current Report on Form 8-K filed on May 19, 2008 (the “May 19, 2008 Form 8-K”), the authorized officers of the Company concluded that the Company’s audited financial statements for the fiscal year ended December 31, 2007, as contained in the Form 10-K, should no longer be relied upon. Additionally, KPMG LLP, the Company’s independent account, determined that no reliance should be placed on its audit report dated March 20, 2008 on the Company’s consolidated financial statements as of December 31, 2007 and 2006 and each of the years in the three-year period ended December 31, 2007 or its report dated March 20, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007, as contained in the Form 10-K.

The Company has been working diligently to address the various issues that need to be resolved in order for it to be able to file a Form 10-K/A. As the Company announced publicly in a press release issued on August 15, 2008, it completed a comprehensive restructuring of its bank credit facility. The impact of certain of the terms of that facility on the Company’s financial condition was central to the decision to recommend non-reliance on the prior financial statements, as disclosed in the Company’s May 19, 2008 Form 8-K. The restructuring of the bank facility addresses those terms. (The Company will file a Current Report on Form 8-K this week to provide additional details on the restructured bank facility.) In addition, as the Company disclosed in its May 19, 2008 Form 8-K, the audit committee of the Company’s board of directors retained independent counsel to conduct an independent review of these matters. As will be disclosed in a Current Report on Form 8-K that the Company is filing today (but that will have a file date of August 19, 2008), independent counsel has presented the findings of its review to the audit committee and to the other non-management directors of the Company. In addition, as discussed in that Form 8-K filing, there have been significant changes to the Company’s senior management to date, and the audit committee of the Company’s board of directors has directed the Company’s current senior management to carry out a complete review and assessment of the Company’s disclosure controls and procedures and its internal control over financial reporting and to report to the audit committee on specific changes that should be made to remediate deficiencies, in light of the conclusions of the independent investigation and the material weaknesses previously identified in the Company’s Form 10-K. The Company also continues to discuss all of the relevant matters with its independent accountant.

Although the Company is making progress in its efforts to be in a position to amend and re-file its Form 10-K/A, it cannot currently estimate when it will be able to complete this filing. The Company will provide the Staff with an estimate of timing as soon as it is able to do so, and, if helpful, will periodically provide updates on the status of efforts to complete this filing. The Company also expects to advise public investors of the anticipated timing of such a filing once it has a reasonable level of certainty about the timing.

Form 8-K Filed March 14, 2008

2.
We note your response to prior comment number 6 and it remains unclear to us why you believe that Adjusted EBITDA “demonstrates cash flow available from continuing operations for the payment of debt service.” In this regard, we note that these measures exclude several items that require cash settlement and therefore it does not appear appropriate to disclose that your non-GAAP measures are measures of debt service capacity. Please remove these references in future filings or explain to us in greater detail why you believe that these measures are useful for measuring debt service capacity.

The Company acknowledges this comment and will remove these references in future filings.

* * * * *

As requested by the Staff, the Company hereby acknowledges to the Staff that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K;

• Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff's comments. If you have any questions in connection with our response to your comments, please contact me at 212-277-1154.

Sincerely, /s/ Sue J. Nam Sue J. Nam General Counsel